Mail Stop 6010

      June 21, 2005

Mr. Karl Schneider
Chief Financial Officer
Zoran Corporation
1390 Kifer Road
Sunnyvale, CA 94086

      Re:	Zoran Corporation
Form 10-K for the Year Ended December 31, 2004
Form 10-Q for the Quarter Ended March 31, 2005
		File No. 000-27246

Dear Mr. Schneider:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 8-K dated January 25, 2005 and April 28, 2005

1. We note your response to prior comment 6. We note that you do not consider charges for excess and obsolete inventory, amortization of intangible assets and stock compensation expense to be part of your
"core operating results." However, these recurring charges appear to be an integral part of your ongoing operations. Revise your disclosures to clearly state your basis for excluding these charges in your non-GAAP measure.

2. We note that you continue to present a non-GAAP statement of operations. Revise your presentation to remove the non-GAAP statement of operations and instead present each of your non-GAAP measures individually. Alternatively, revise your proposed discussion to include all disclosures required by Item 10(e)(1)(i) of
Regulation S-K for each of the individual non-GAAP measures. Your disclosures should address why each of these non-GAAP financial measures provides useful information to investors regarding your financial condition and results of information and how each measure is used by management.

Please provide us with a full sample of your proposed disclosures to be included in future filings.

Response Letter filed June 13, 2005

3. We note that you did not provide the three acknowledgements in the form previously requested. Accordingly, please provide all three acknowledgements as previously requested in our letter dated April 29, 2005.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Tom Dyer, Staff Accountant, at (202) 551-3641
or
Kevin Vaughn, Reviewing Accountant, at (202) 551-3643 or me at
(202)
551-3327 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Michele Gohlke
							Branch Chief

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Mr. Karl Schneider
Zoran Corporation
June 21, 2005
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